UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)*
CLINICAL DATA, INC.
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(Name of Issuer)
Common Stock, par value $.01 per share
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(Title of Class of Securities)
18725U109
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(CUSIP Number)
Israel M. Stein
17 Edge Hill Road
Chestnut Hill, Massachusetts 02467
Telephone No.: 617-332-4780
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 1, 2007
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).

SCHEDULE 13D/A
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CUSIP NO. 18725U109                           PAGE 2 OF 4 PAGES
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1    NAME OF REPORTING PERSON
      Israel M. Stein, M.D.
                                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]    (b) [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)
          N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
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          NUMBER
             OF
          SHARES
       BENEFICIALLY
           OWNED
             BY
          EACH
         REPORTING
          PERSON
           WITH
7 SOLE VOTING POWER
351,043
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8 SHARED VOTING POWER
70,793
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9 SOLE DISPOSITIVE POWER
351,043
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10 SHARED DISPOSITIVE POWER
70,793
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            421,836
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        [ ]
     (See Instructions)
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     * 4.3%
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14   TYPE OF REPORTING PERSON (See Instructions)
      IN
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* Based on 9,676,450 shares of the Issuer's Common Stock outstanding as of November 6, 2006, as reported in the Issuer's
   Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006.

SCHEDULE 13D/A
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CUSIP NO. 18725U109                             PAGE 3 OF 4 PAGES
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This Amendment No. 2 (the "Amendment") amends the This Amendment No. 2 (this "Amendment") amends the Statement on Schedule 13D, dated June 20, 2005 and filed on June 27, 2005, as amended by Amendment No. 1 Statement on Schedule 13D/A, dated May 18, 2006 and filed on May 23, 2006 (the "Original Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock") of
Clinical Data, Inc., a Delaware corporation (the "Issuer").   Israel M. Stein, M.D. ("Dr. Stein"), is filing this Amendment to disclose that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities.
ITEM 1. SECURITY AND ISSUER.
This statement on Schedule 13D relates to the Common Stock of the Issuer. The Issuer's principal executive offices are at One Gateway
Center, Suite 702, Newton, Massachusetts 02458.
ITEM 2.   IDENTITY AND BACKGROUND.
Item 2 of the Original Schedule 13D is amended and restated in its entirety as follows:
This statement is filed by Israel M. Stein, M.D. The business address of Dr. Stein is 17 Edge Hill Road, Chestnut Hill, Massachusetts 02467. The
principal occupation/employment of Dr. Stein as of August 30, 2006 was no longer as Executive Vice Chairman, as a member of the Issuer's Board of Directors, or as an employee of the Issuer.
During the past five years, Dr. Stein has not been (i) convicted in a criminal proceeding excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining him from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by him.
ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
N/A

ITEM 4.   PURPOSE OF TRANSACTION.
N/A
ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:
Dr. Stein incorporates herein by reference his responses to (11) and (13) on the cover page of this Amendment. Dr. Stein beneficially owns 421,836 shares of the Issuer's Common Stock, of which 70,793 shares are held in joint tenancy with Dr. Stein's wife. Dr. Stein has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of  351,043 shares of the Issuer's Common Stock.  Dr. Stein shares with his wife the power to vote or direct the vote and the power to dispose or direct the disposition of the 70,793 shares of the Issuer's Common Stock that they hold in joint tenancy.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following |X|

SCHEDULE 13D/A
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CUSIP NO. 18725U109                             PAGE 4 OF 4 PAGES
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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
 N/A
ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
 N/A

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2007           /s/ Israel M. Stein
                                                --------------------------------
                                                 Israel M. Stein, M.D.